Exhibit 12.1

Roper Industries, Inc.

Statement Regarding Computation of Ratios of Earnings to Fixed Charges

and to

Combined Fixed Charges and Preferred Stock Dividends

	Six Months Ended Jun. 30	Six Months Ended Jun. 30	Year Ended Dec. 31	Year Ended Dec. 31	Year Ended Dec. 31	Year Ended Dec. 31	Year Ended Dec. 31
	2008	2007	2007	2006	2005	2004	2003
Ratios of Earnings to Fixed Charges	9.0	6.6	7.3	6.6	5.5	4.9	4.3

Earnings Computation:
Income from continuing operations before income taxes	$213,437	$172,489	$383,657	$292,872	$220,567	$133,716	$66,290
Add: Fixed Charges (1)	26,514	31,073	60,664	51,888	49,264	33,917	20,254

Equals: Earnings as defined	$239,951	$203,562	$444,321	$344,760	$269,831	$167,633	$86,544

(1) Fixed Charges Computation:
Interest expense and amortization of debt issuance costs	$22,511	$26,838	$52,195	$44,801	$43,394	$28,847	$16,384
Add: Estimated interest portion of rental expense charged to income (one-third of rent expense)	4,003	4,235	8,469	7,087	5,870	5,070	3,870
Add: Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—	—

Equals: Fixed Charges as defined	$26,514	$31,073	$60,664	$51,888	$49,264	$33,917	$20,254

For purposes of calculating these ratios, earnings is the amount resulting from adding (a) earnings from continuing operations before income taxes and (b) fixed charges. Fixed charges for these purposes include (a) interest expense, (b) amortization of debt issuance costs, and (c) one-third of rental expense, which we consider to be a reasonable approximation of the interest factor included in rental expense. Currently, we have no shares of preferred stock outstanding and we have not paid any dividends on preferred stock in the periods presented. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are not different from the ratios of earnings to fixed charges.